In connection with the Form SBSE-A/A for HSBC Bank plc ("HBEU"), the following changes have been made:

December 15th, 2023

Updated Schedule F legal opinion to address SEC feedback.

November 14th, 2023

Updated to remove the Principals: Patrick George and Dave Watts

Updated to add the Principals: Antoine Maurel and Kavita Mahtani

May 19th, 2023

1) Inclusion of the following Regulatory Disclosure:

CFTC DOCKET NO. 23-27

The Commodity Futures Trading Commission ("CFTC") and Securities and Exchange Commission ("SEC") issued orders finding that, from 2018 to the present, certain members of the HSBC Group violated record-keeping rules under the Securities Exchange Act and Commodities Exchange Act by failing to prevent employees from using unapproved communications channels (including WhatsaApp and text messaging) that were not preserved, surveilled or retained). The resolutions, which collectively involve HSBC Securities (USA) Inc., HSBC Bank USA, N.A. and HSBC Bank plc, follow settlements with more than a dozen other financial institutions following street-wide investigation. The findings, which the HSBC entities admitted, were based on failure to retain required records and not on any allegations of misconduct by any HSBC employee. The CFTC assessed a $30 million penalty on the HSBC entities collectively, and the SEC assessed a penalty of $15 million on HSBC Securities (USA) Inc. Each agency also required various ongoing remedial undertakings.

March 31st, 2023

2) Updated to remove the Principal Chris Salmon

3) Updated to add the Principals: Lewis O'Donald, Kathryn Gurney and Patrick George

February 1st, 2023

1) Updated to remove the Principals: Georges Elhedery and John Trueman.

November 2nd, 2022

1) Updated to include the addition of new Principals: Patrick Andrew Clackson and Haidee Hoilim Chung.

2) Updated to remove the Principal Artur Jerzy Guja.

April 8th, 2022

1) Filing of a consolidated Form 7R.

January 7th, 2022

1) Updated to include the addition of new Principals: Norma Dove Edwin and David Watts.

2) Inclusion of the following Regulatory Disclosures:

EUROPEAN COMMISSION ANTITRUST CASE 40135

The European Commission announced on 2 December 2021 the resolution of a cartel investigation into historical conduct in the Foreign Exchange spot trading market. It found five financial institutions to have infringed EU competition law, including HSBC (HSBC Bank plc and, as parentally liable, HSBC Holdings plc). HSBC was named in the settlement decision and will pay a fine because of the involvement of a former trader in a single online professional chatroom from May 2011 to June 2012. The Commission's investigation focused on the trading of the G10 currencies. The Commission's investigation revealed that traders acting on behalf of the banks exchanged sensitive information and trading plans, and occasionally coordinated their trading strategies through the online professional chatroom. HSBC cooperated with the investigation.

On December 17, 2021, the UK Financial Conduct Authority (FCA) issued its decision (Decision Notice) to impose a civil monetary penalty in the amount of GBP 63,946,800 against HSBC Bank PLC (HBEU) for historical breaches of the UK Money Laundering Regulations 2007. HBEU is the only subject of the FCA's Decision Notice.

DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021

The FCA found that for the period March 2010 through March 2018, HBEU's transaction monitoring controls did not comply with certain provisions of the UK Money Laundering Regulations 2007 (Sections 20(1)(a) and 20(1)(f)). Specifically, the FCA found that HBEU's policies and procedures for two of its key automated transaction monitoring systems were not appropriate or sufficiently risk sensitive and that HBEU did not ensure the policies that managed and monitored those systems were adequately followed. The FCA criticised three components of HBEU's UK automated transaction monitoring systems, namely: scenario coverage, parameters and data. The FCA found that these deficiencies meant that HBEU did not have an adequately effective automated transaction monitoring system in the UK. The FCA's Decision Notice recognised HSBC's large-scale remediation programme, which began in 2012 and included, among other things, certain successful enhancements in relation to data integrity and the segmentation of customers as well as more recently, significant investments in market-leading technologies for the next generation of automated transaction monitoring.